Supplemental Material for Financial Results for FY2017 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2016												FY2017						FY2017
	1Q (2015/4-6)		2Q (2015/7-9)		First Half 6 months (2015/4-9)		3Q (2015/10-12)		4Q (2016/1-3)		12 months (’15/4-’16/3)		1Q (2016/4-6)		2Q (2016/7-9)		First Half 6 months (2016/4-9)		Forecast 12 months (’16/4-’17/3)
Vehicle Production (thousands of units)	2,093		2,166		4,259		2,146		2,171		8,576		2,149		2,240		4,389
(Japan) – including Daihatsu & Hino	941		1,000		1,941		1,010		1,030		3,981		934		1,059		1,993
[Daihatsu & Hino]	[193	]	[187	]	[380	]	[205	]	[224	]	[809	]	[194	]	[215	]	[409	]
(Overseas) – including Daihatsu & Hino	1,152		1,166		2,318		1,136		1,141		4,595		1,215		1,181		2,396
[Daihatsu & Hino]	[80	]	[68	]	[148	]	[80	]	[74	]	[302	]	[86	]	[95	]	[181	]
North America	527		462		989		464		516		1,970		527		508		1,035
Europe	135		132		267		152		145		565		144		135		279
Asia	372		438		810		414		382		1,605		420		409		829
Central and South America	65		75		140		55		60		255		69		69		138
Oceania	24		28		52		23		21		95		21		27		47
Africa	29		31		60		28		17		105		34		33		68
Vehicle Sales (thousands of units)	2,114		2,164		4,278		2,215		2,189		8,681		2,172		2,191		4,363		8,850
(Japan) – including Daihatsu & Hino	470		514		984		493		583		2,059		511		567		1,078		2,200
[Daihatsu & Hino]	[129	]	[137	]	[266	]	[141	]	[186	]	[592	]	[132	]	[146	]	[278	]	[600	]
(Overseas) – including Daihatsu & Hino	1,644		1,650		3,294		1,722		1,606		6,622		1,661		1,624		3,285		6,650
[Daihatsu & Hino]	[76	]	[66	]	[142	]	[70	]	[70	]	[282	]	[72	]	[70	]	[142	]	[280	]
North America	729		684		1,413		728		698		2,839		715		684		1,400		2,820
Europe	206		201		407		210		226		844		222		212		434		950
Asia	328		325		654		362		329		1,345		384		381		765		1,560
Central and South America	98		112		209		90		93		392		101		110		210		400
Oceania	62		61		123		75		61		260		64		65		129		250
Africa	52		55		107		44		40		191		43		47		90		190
Middle East	167		210		377		211		158		744		130		124		254		480
Other	2		2		4		2		1		7		2		1		3
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,502		2,477		4,979		2,652		2,463		10,094		2,529		2,538		5,067		10,100
Housing Sales (units)	891		1,533		2,424		1,335		1,992		5,751		1,185		1,611		2,796		6,100

Supplemental 1

Supplemental Material for Financial Results for FY2017 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2016						FY2017				FY2017
	1Q (2015/4-6)	2Q (2015/7-9)	First Half 6 months (2015/4-9)	3Q (2015/10-12)	4Q (2016/1-3)	12 months (’15/4-’16/3)	1Q (2016/4-6)	2Q (2016/7-9)	First Half 6 months (2016/4-9)		Forecast 12 months (’16/4-’17/3)
Foreign Exchange Rates
Yen to US Dollar Rate	121	122	122	121	115	120	108	102	105		as premise: 103
Yen to Euro Rate	134	136	135	133	127	133	122	114	118		as premise: 114
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	47.9	45.4	46.6	49.5	44.9	46.8	49.7	49.3	49.5		approximately: 48.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	43.3	42.3	42.7	45.9	42.0	43.2	47.0	46.1	46.5
Number of Employees	349,131	349,508	349,508	349,766	348,877	348,877	354,974	355,264	355,264	(Note 1)
Net Revenues (billions of yen)	6,987.6	7,103.8	14,091.4	7,339.8	6,971.7	28,403.1	6,589.1	6,481.4	13,070.5		26,000.0
Geographic Information
Japan	3,501.9	3,720.2	7,222.1	3,851.6	3,685.6	14,759.4	3,361.4	3,619.0	6,980.4
North America	2,840.4	2,690.3	5,530.7	2,856.9	2,664.1	11,051.9	2,534.5	2,341.8	4,876.3
Europe	644.0	665.2	1,309.3	656.9	695.0	2,661.3	621.8	604.0	1,225.9
Asia	1,142.9	1,298.1	2,441.0	1,361.1	1,201.5	5,003.8	1,182.6	1,118.9	2,301.5
Other	596.2	588.5	1,184.8	558.8	466.5	2,210.2	521.5	525.0	1,046.6
Elimination	-1,738.0	-1,858.6	-3,596.7	-1,945.6	-1,741.3	-7,283.7	-1,632.8	-1,727.5	-3,360.3
Business Segment
Automotive	6,411.3	6,471.5	12,882.9	6,715.0	6,379.4	25,977.4	6,029.0	5,908.9	11,938.0
Financial Services	470.3	479.6	949.9	483.9	462.2	1,896.2	438.9	432.0	870.9
All Other	256.9	294.5	551.5	283.0	342.7	1,177.3	249.0	283.8	532.8
Elimination	-150.9	-141.9	-292.9	-142.1	-212.7	-647.9	-127.8	-143.4	-271.2
Operating Income (billions of yen)	756.0	827.4	1,583.4	722.2	548.3	2,853.9	642.2	474.6	1,116.8		1,700.0
(Operating Income Ratio) (%)	(10.8)	(11.6)	(11.2)	(9.8)	(7.9)	(10.0)	(9.7)	(7.3)	(8.5)		(6.5)
Geographic Information
Japan	475.8	482.3	958.2	392.7	326.5	1,677.5	290.3	194.3	484.7
North America	126.8	148.5	275.3	150.7	102.6	528.8	171.4	139.8	311.2
Europe	7.8	22.3	30.2	20.5	21.6	72.4	9.0	25.5	34.5
Asia	100.0	144.0	244.1	134.8	70.2	449.1	127.4	95.3	222.7
Other	38.0	28.8	66.8	25.0	16.9	108.9	27.3	25.5	52.8
Elimination	7.3	1.2	8.5	-1.6	10.2	17.1	16.6	-5.9	10.7
Business Segment
Automotive	677.5	713.7	1,391.3	607.6	449.9	2,448.9	543.4	393.9	937.3
Financial Services	70.1	95.6	165.8	99.2	74.1	339.2	90.2	61.9	152.1
All Other	12.2	14.9	27.2	17.8	21.3	66.5	10.3	16.9	27.2
Elimination	-4.0	2.9	-1.0	-2.5	2.7	-0.7	-1.7	1.8	0.0
Income before Income Taxes (billions of yen)	845.2	829.8	1,675.1	777.7	530.4	2,983.3	677.0	499.4	1,176.5		1,900.0
(Income before Income Taxes Ratio) (%)	(12.1)	(11.7)	(11.9)	(10.6)	(7.6)	(10.5)	(10.3)	(7.7)	(9.0)		(7.3)
Equity in Earnings of Affiliated Companies (billions of yen)	100.9	60.7	161.6	106.0	61.3	329.0	90.0	78.3	168.3		300.0
Net Income (billions of yen)	646.3	611.7	1,258.1	627.9	426.6	2,312.6	552.4	393.7	946.1		1,550.0	(Note 2)
(Net Income Ratio) (%)	(9.3)	(8.6)	(8.9)	(8.6)	(6.1)	(8.1)	(8.4)	(6.1)	(7.2)		(6.0)
Dividends
Common Shares
Cash Dividends (billions of yen)	—	311.3	311.3	—	334.1	645.5	—	300.3	300.3	(Note 3)
Cash Dividends per Share (yen)	—	100	100	—	110	210	—	100	100
Payout Ratio (%)	—	25.0	25.0	—	32.2	28.3	—	32.1	32.1
Model AA Class Shares
Cash Dividends (billions of yen)	—	1.2	1.2	—	1.2	2.4	—	2.4	2.4	(Note 3)
Cash Dividends per Share (yen)	—	26	26	—	26	52	—	52.5	52.5
Value of Shares Repurchased (billions of yen)[actual purchase]	—	249.1	249.1	300.8	232.6	782.6	147.7	352.2	499.9	(Note 4)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	139.3	139.3	—	499.9	639.3	—	200.0 (maximum )	200.0 (maximum	(Note 4) )(Note 5)
Number of Shares Canceled (thousands)	—	—	—	80,000	—	80,000	—	—	—	(Note 6)
Number of Outstanding Common Shares (thousands)	3,417,997	3,417,997	3,417,997	3,337,997	3,337,997	3,337,997	3,337,997	3,337,997	3,337,997
Number of Outstanding Model AA Class Shares (thousands)	—	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100

Supplemental 2

Supplemental Material for Financial Results for FY2017 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2016						FY2017				FY2017
	1Q (2015/4-6)	2Q (2015/7-9)	First Half 6 months (2015/4-9)	3Q (2015/10-12)	4Q (2016/1-3)	12 months (’15/4-’16/3)	1Q (2016/4-6)	2Q (2016/7-9)	First Half 6 months (2016/4-9)		Forecast 12 months (’16/4-’17/3)
R&D Expenses (billions of yen)	265.7	264.1	529.8	270.3	255.4	1,055.6	274.1	258.2	532.4		1,070.0
Depreciation Expenses (billions of yen)	200.3	216.7	417.0	226.8	241.2	885.1	205.8	215.1	421.0		910.0	(Note 7)
Geographic Information
Japan	99.5	115.7	215.3	121.3	129.4	466.2	111.9	120.2	232.1		520.0
North America	49.2	49.5	98.7	48.9	46.3	194.0	42.0	43.1	85.2		165.0
Europe	12.5	12.2	24.7	14.2	18.7	57.7	11.1	11.7	22.9		55.0
Asia	30.1	32.7	62.8	34.3	36.7	133.9	32.2	31.5	63.8		130.0
Other	8.9	6.4	15.4	7.9	9.8	33.1	8.4	8.3	16.7		40.0
Capital Expenditures (billions of yen)	300.1	260.4	560.6	303.5	428.3	1,292.5	253.3	257.8	511.1		1,340.0	(Note 7)
Geographic Information
Japan	109.1	141.6	250.7	145.2	250.8	646.8	135.1	137.3	272.5		745.0
North America	57.4	48.6	106.1	57.6	70.4	234.2	70.1	85.3	155.4		325.0
Europe	10.5	16.4	27.0	14.6	36.1	77.7	10.8	12.9	23.7		80.0
Asia	90.6	29.2	119.8	66.7	53.1	239.7	29.1	14.4	43.6		140.0
Other	32.4	24.4	56.8	19.2	17.7	93.9	8.0	7.7	15.7		50.0
Total Liquid Assets (billions of yen)	8,794.4	9,160.1	9,160.1	9,001.3	9,229.9	9,229.9	8,700.2	8,469.6	8,469.6	(Note 8)
Total Assets (billions of yen)	48,821.4	48,574.5	48,574.5	48,922.9	47,427.5	47,427.5	44,524.3	43,776.1	43,776.1
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	17,205.0	17,039.6	17,039.6	17,287.4	16,746.9	16,746.9	16,127.8	16,391.9	16,391.9
Return on Equity (%)	15.2	14.2	14.8	14.6	10.0	13.8	13.4	9.6	11.4
Return on Asset (%)	5.4	5.0	5.2	5.2	3.5	4.9	4.8	3.6	4.1
Number of Consolidated Subsidiaries (including Variable Interest Entities)						548
No. of Affil. Accounted for Under the Equity Method						54

Analysis of Consolidated Net Income for FY2017(Note 2) (billions of yen, approximately)	2Q (2016/7-9)	First Half 6 months (2016/4-9)
Marketing Efforts	120.0	205.0
Effects of Changes in Exchange Rates	-330.0	-565.0
Cost Reduction Efforts	130.0	220.0
From Engineering	110.0	190.0
From Manufacturing and Logistics	20.0	30.0
Increases in Expenses, etc.	-195.0	-225.0
Other	-77.7	-101.5
(Changes in Operating Income)	-352.7	-466.5
Non-operating Income	22.3	-32.0
Equity in Earnings of Affiliated Companies	17.6	6.7
Income Taxes, Net Income Attributable to Noncontrolling Interests	94.7	179.9
(Changes in Net Income)(Note 2)	-218.0	-311.9

Supplemental 3